UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 249,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 249,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 284,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 284,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,575
	8	SHARED VOTING POWER 284,675
	9	SOLE DISPOSITIVE POWER 47,145
	10	SHARED DISPOSITIVE POWER 284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307068106

The Schedule 13D, filed with the Securities and Exchange Commission on December 27, 2012 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The Schedule 13D is hereby amended to add PW Partners Atlas Fund II, LP, a Delaware limited partnership (“Atlas Fund II”), as a Reporting Person.  Atlas Fund GP is the general partner of Atlas Fund II.  By virtue of this relationship, Atlas Fund GP may be deemed to beneficially own the Shares owned directly by Atlas Fund II.  PW Capital Management acts as the investment manager of Atlas Fund II.  Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management.  By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund II.  The business address of Atlas Fund II is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.  The principal business of Atlas Fund II is investing in securities.  Atlas Fund II has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Atlas Fund II has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Atlas Fund were purchased with working capital of Atlas Fund, which includes capital contributions of partners of Atlas Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 249,675 Shares owned directly by Atlas Fund was approximately $2,148,560, including brokerage commissions.

The Shares purchased by Atlas Fund II were purchased with working capital of Atlas Fund II, which includes capital contributions of partners of Atlas Fund II (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 35,000 Shares owned directly by Atlas Fund II was approximately $141,750, including brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of 39,000 Shares owned directly by Mr. Walsh was approximately $318,804, excluding brokerage commissions.  Mr. Walsh also received 13,575 restricted Shares in his capacity as a director of the Issuer.

CUSIP NO. 307068106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 6,957,628 Shares outstanding as of March 7, 2017, according to the Issuer’s Definitive Proxy Statement filed with the Commission on March 22, 2017.

As of the close of business on the date hereof, Atlas Fund directly owned 249,675 Shares, constituting approximately 3.6% of the Shares outstanding, Atlas Fund II directly owned 35,000 Shares, constituting less than 1% of the Shares outstanding, and Mr. Walsh directly owned 39,000 Shares and 13,575 restricted Shares, constituting less than 1% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to Atlas Fund and Atlas Fund II and his direct beneficial ownership of 39,000 Shares and 13,575 restricted Shares, may be deemed to beneficially own, in the aggregate, 337,250 Shares, constituting approximately 4.8% of the Shares outstanding.

PW Capital Management, by virtue of its relationship to Atlas Fund and Atlas Fund II, may be deemed to indirectly beneficially own the 284,675 Shares that Atlas Fund and Atlas Fund II directly beneficially own in the aggregate.

Atlas Fund GP, by virtue of its relationship to Atlas Fund and Atlas Fund II, may be deemed to indirectly beneficially own the 284,675 Shares that Atlas Fund and Atlas Fund II directly beneficially own in the aggregate.

Neither PW Capital Management nor Atlas Fund GP directly owns, of record or beneficially, any Shares.

(b) Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 39,000 Shares and 8,145 restricted Shares.  Mr. Walsh also has the sole power to vote, or to direct the vote of, an additional 5,430 restricted Shares.

Each of Atlas Fund, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 249,675 Shares.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,000 Shares.

(c) The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A attached hereto and are incorporated by reference herein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of March 13, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2017

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II, LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 307068106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

PW PARTNERS ATLAS FUND LP

(35,000)	4.5208	03/13/2017